UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 5, 2019

  By E-Mail

  Sachin Kohli, Esq.
  Weil, Gotshal & Manges LLP
  767 Fifth Avenue
  New York, NY 10153

          Re:     Front Yard Residential Corporation
                  Preliminary Proxy Statement
                  Filed on March 29, 2019
                  File No. 001-35657

  Dear Mr. Kohli:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Preliminary Proxy Statement
  Cover Letter

  1. Please clearly mark the cover page of the proxy statement and the form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

  Election of Directors, page 7

  2. Please revise the entries for Ms. Fox and Mr. Reiner to disclose their business experience during the past 5 years.

  Potential Payments upon Termination or Change in Control, page 30

  3. Please revise this section to include the definition of Change in Control and to state whether the election of the Snow Park nominees would be deemed a change in control.
          Also, revise your disclosure to describe any other consequences of a change in control, such as, for example, the acceleration of any incentive compensation or outstanding debt.

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff
 Sachin Kohli, Esq.
Weil, Gotshal & Manges LLP
April 5, 2019
Page 2

      Please direct any questions to me at (202) 551-3619.

                                                         Sincerely,

                                                         /s/ Daniel F. Duchovny
                                                         Daniel F. Duchovny
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions